

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (713/309-4631)

November 19, 2010

Amanda K. Maki
Lead Counsel – Corporate & Securities
LyondellBasell Industries N.V.
1221 McKinney Street, Suite 700
Houston, Texas 77010

> **Re:** **LyondellBasell Industries N.V.**
> **Registration Statement on Form S-1**
> **Filed October 26, 2010**
> **File No. 333-170130**

Dear Ms. Maki:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Because of the magnitude of the proposed offering being registered for the selling shareholders relative to the number of shares held by non-affiliates, it appears that these transactions represent a primary offering which must be made at a fixed price. Accordingly, if you wish to continue with the proposed offering by these selling shareholders, please identify them as underwriters and include a fixed price at which the securities will be sold for the duration of the offering. Alternatively, please tell us supplementally why the offering of these shares by the selling shareholders is a true secondary offering. We may have further comment upon review of your response.

Cautionary Information Regarding Forward-Looking Statements, page ii

2. We note disclosure that certain statements are forward looking statements within the meaning of U.S. federal securities laws. Please note that the Private Securities Litigation Reform Act of 1995 does not apply to this offering.

3. Please remove the last paragraph on page iii.

Summary Information, page 1

4. Please clarify here whether you are registering the Class A shares convertible from the Class B shares.

5. We note your statements in the last paragraph on page 2 that the company has not independently verified the information but believe such information is reliable. Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the industry data presented. If the industry data requires disclaimers such as those presented here, it does not appear the information contributes to an informed investor understanding of the industry at the time the investment decision is being made.

Selling Shareholders, page 20

6. Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale and the instrument(s) that define the rights of the security holders

7. Please revise to disclose the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website.

8. Please tell us whether any of the selling shareholders are a broker-dealer or an affiliate of a broker-dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the selling shareholder is an underwriter. If a selling shareholder is an affiliate of a broker-dealer, the prospectus should state that (a) the shareholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling shareholder cannot provide these representations, state that the selling shareholder is an underwriter. Notwithstanding the

foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Undertakings, page II-5

9. Please revise to replace your undertaking (4) with an undertaking pursuant to Item 512(a)(5)(ii) of Regulation S-K.

Legal Opinion, Exhibit 5.1

10. Please have counsel revise page 1 of the legal opinion as follows:

    *   Since the company is registering <u>resale</u> shares, please revise the opinion in the first paragraph on page 1 to reflect that the transaction is a resale transaction; and

    *   Please revise the legal opinion to make the number of shares in the opinion consistent with the number of shares being offered.

11. Please delete part of the sentence in paragraph III(ii) that reads "…and that such persons when signing these documents had legal capacity to do so."

12. Please delete the assumptions in paragraphs III(iv), (v), (vii), and (viii).

13. Please delete paragraph IV(xii).

14. Supplementally, please explain how the assumptions in paragraphs (a) – (d) on page 4 are consistent with your opinion. We may have additional comments after reviewing your response.

15. Please have counsel revise the opinion in the first paragraph on page 5 to state simply that the shares of common stock are legally issued, fully paid and non-assessable and delete the second sentence in the paragraph.

16. We note disclosure on page 5 that the opinion is expressed "to the extent that the laws of The Netherlands are applicable." Please revise to have counsel clearly opine on the corporate laws of The Netherlands, the jurisdiction of incorporation of the registrant.

17. Please delete the limitations in paragraphs VII(e) and (g) on page 6.

18. We note the date limitation in section VII(f) on page 6. Please note that you may be required to provide another legal opinion dated closer to the date of effectiveness or you may delete the date limitation.

19. Please have counsel remove "may not be relied upon by or disclosed to any other person, company, enterprise or institution" in section VII(i) on page 6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director